CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2010	2009	2010	2009
Basic Earnings Per Share
Net income	$921	$706	$1,658	$1,602

Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799

Basic Earnings Per Share	$0.34	$0.26	$0.61	$0.59

Diluted Earnings Per Share
Net income	$921	$706	$1,658	$1,602
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799
Weighted average effect of assumed stock options	0	0	0	0

Total	2,734,799	2,734,799	2,734,799	2,734,799

Diluted Earnings Per Share	$0.34	$0.26	$0.61	$0.59

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